UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2018

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65(Euljiro2-ga), Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of the Annual General Meeting of Shareholders

1.	Approval of Financial Statements for the 34th Fiscal Year : Approved as originally submitted

The 34th Fiscal Year (Fiscal Year ended December 31, 2017)

(in millions of Won, except for basic earnings per share)

Consolidated	• Total Assets	33,428,669	• Operating Revenue	17,520,013
	• Total Liabilities	15,399,474	• Operating Income	1,536,626
	• Share Capital	44,639	• Profit for the Year	2,657,595
	• Total Equity	18,029,195	• Basic Earnings per Share (Won)	36,582

Separate	• Total Assets	25,557,522	• Operating Revenue	12,468,035
	• Total Liabilities	10,550,131	• Operating Income	1,697,709
	• Share Capital	44,639	• Profit for the Year	1,331,114
	• Total Equity	15,007,391	• Basic Earnings per Share (Won)	18,613

(1)	Prepared in accordance with International Financial Reporting Standards as adopted in Korea
(2)	Opinion of independent auditors: Unqualified

< Approval of Cash Dividends>

(in Won, except for percentages)

Cash Dividends	Dividend per Share	Common Stock	Year-end Dividend	9,000
			Interim Dividends	1,000
	Total Cash Dividend			708,091,600,000
	Market Dividend Rate (%) (including interim dividend)		Common Stock	3.6
			Preferred Stock	—

2.	Stock Option Grant : Approved as originally submitted

1. Recipients : Suh, Sung Won, Lee, Sang Ho and Ryu, Young Sang

Recipients	Title	Number of Shares
Suh, Sung Won	Head of MNO Business	2,755
Lee, Sang Ho	Head of Service Platform Business	1,594
Ryu, Young Sang	Head of Corporate Center	1,358

2. Share Type : Common Share (treasury shares)

3. Grant Date : February 20, 2018

4. Total Number of Shares : 5,707 shares

5. Exercise Period : February 21, 2020 ~ February 20, 2023

6. Exercise Price : Won 254,120. This price is calculated as the arithmetic mean of the volume weighted average closing prices from the following periods prior to the grant date: two months, one month and one week.

7. Other Noteworthy Matters

a. The recipient’s right to exercise all or part of the stock options, as the case may be, shall automatically terminate if the recipient is not continuously employed by the Company for a period of two years from the date of the stock option grant or if the recipient is not employed by the Company at the commencement of the exercise period.

b. Other terms of this stock option grant shall be governed by applicable laws and regulations, the Company’s articles of incorporation and the stock option grant agreement.

c. The total number of common shares granted as stock options to date (including this stock option grant) is 72,211 shares.

3.	Approval of the Appointment of Directors : Approved as originally submitted

(3-1) Elected Executive Director(Ryu, Young Sang)

Name	Term	Profile	Remarks

Ryu, Young Sang	3 years

☐  Education

•  Bachelor in Industrial Engineering, Seoul National University (’92)

•  Master in Industrial Engineering, Seoul National University (’94)

•  M.B.A., Washington University (’07)

☐  Career

•  Head of Corporate Center, SK Telecom (’17 ~ Present)

•  EVP of Business Development Group, SK Holdings Co., Ltd. (’15~ ’16)

•  SVP of Business Development Office, SK Telecom Co., Ltd (’12~’14)

New Appointment

(3-2) Elected Independent Non-Executive Director(Yoon, Young Min)

Name	Term	Profile	Remarks
Yoon, Young Min	3 years

☐  Education

•  Bachelor in English Literature, Korea University (’86)

•  Master in Advertising, Syracuse University (’93)

•  Ph.D. in Mass Communication, Syracuse University (’04)

☐  Career

•  Dean of School of Media and Communication and Graduate School of Journalism & Mass Communication, Korea University (’17 ~ Present)

•  Professor, School of Media & Communication, Korea University (’06 ~ Present)

•  Vice-Chairwoman, Korean Academic Society for Public Relations (’15~ ’16)

•  Advisor, Ministry of Land, Infrastructure and Transport (’15~ ’16)

•  Advisor, Korea Media Rating Board (’13~ ’14)

New Appointment

4.	Approval of the Appointment of member of the Audit Committee : Approved as originally submitted

Name	Term	Profile	Remarks
Yoon, Young Min	3 years

☐  Education

•  Bachelor in English Literature, Korea University (’86)

•  Master in Advertising, Syracuse University (’93)

•  Ph.D. in Mass Communication, Syracuse University (’04)

☐  Career

•  Dean of School of Media and Communication and Graduate School of Journalism & Mass Communication, Korea University (’17 ~ Present)

•  Professor, School of Media & Communication, Korea University (’06 ~ Present)

•  Vice-Chairwoman, Korean Academic Society for Public Relations (’15~ ’16)

•  Advisor, Ministry of Land, Infrastructure and Transport (’15~ ’16)

•  Advisor, Korea Media Rating Board (’13~ ’14)

New Appointment

5.	Approval of Ceiling Amount of the Remuneration for Directors : Approved as originally submitted.

The number of directors and total amount and maximum authorized amount of compensation of directors are as follows:

	Fiscal year 2017	Fiscal year 2018
Number of directors (Number of independent non-executive directors)	6 persons (4 persons)	8 persons (5 persons)

Total amount and maximum authorized amount of compensation of directors	Won 12 billion	Won 12 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Kim, Jinwon
(Signature)
Name:	Kim, Jinwon
Title:	Senior Vice President

Date: March 21, 2018